CONDITIONAL TENDER OFFER PLANNED FOR SHARES OF DEUTSCHE HIGH INCOME
OPPS FUND

NEW YORK, May 27, 2015 -- Bulldog Investors General Partnership ("BIGP") announced today that, subject to certain conditions, it intends to commence a tender offer to purchase common shares of Deutsche High Income Opportunities Fund (NYSE: DHG - News) (the "Fund") for cash approximately thirty days after the annual stockholder meeting of the Fund. The conditions are: (1) the election of the nominees of Full Value Partners, a general partner of BIGP, as directors of the Fund, (2) stockholder approval of a non-binding proposal that the Fund's Board authorize a self-tender offer for all shares of the Fund, and (3) failure of the Board to authorize such a self-tender offer within thirty days of the annual meeting.

The terms of BIGP's conditional tender offer have not been determined although the price is expected to be higher than the market price of the Fund's shares at the expiration of the tender offer. The purpose of the tender offer is to thank stockholders of the Fund for their support by providing an opportunity for them to promptly sell a portion of their shares at a premium to the market price.

This announcement is not an offer to purchase shares of the Fund.
If the aforementioned conditions are met, BIGP's conditional tender offer (the "Offer") will be made through an Offer to Purchase, related Letter of Transmittal and other related materials. All of these documents will contain important information about the Offer and stockholders of the Fund are urged to read them carefully before any decision is made with respect to the Offer. Stockholders of the Fund will be able to obtain a free copy of each of these documents (if and when they become available) at a website maintained by BIGP at www.bulldoginvestorstenderoffer.com or by contacting BIGP by Email at info@bulldoginvestors.com or telephone at (201) 556-0092. BIGP will promptly deliver such documents to any requesting shareholder of the Fund (by U.S. mail or Email, as requested). These documents will also be available at no charge at the website maintained by the Securities and Exchange Commission at http://www.sec.gov.

Contact:
Tom Antonucci
Bulldog Investors
(201) 556-0092